Exhibit 2

Fourth Quarter Results 2021

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange

Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail: ir@cemex.com

Operating and financial highlights

	January - December				Fourth Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Consolidated cement volume	66,970	63,153	6%		16,500	17,403	(5%)
Consolidated ready-mix volume	49,239	46,656	6%		12,542	12,412	1%
Consolidated aggregates volume	136,995	132,063	4%		34,769	34,910	(0%)

Net sales	14,548	12,814	14%	11%	3,618	3,497	3%	5%
Gross profit	4,673	4,122	13%	17%	1,090	1,090	(0%)	(1%)
as % of net sales	32.1%	32.2%	(0.1pp )		30.1%	31.2%	(1.1pp )
SG&A expenses as % of net sales	7.64%	9.39%	(1.8pp )		7.87%	9.20%	(1.3pp )
Operating earnings before other income and expenses, net	1,734	1,311	32%	29%	366	342	7%	8%
as % of net sales	11.9%	10.2%	1.7pp		10.1%	9.8%	0.3pp
Controlling interest net income (loss)	753	-1,467	N/A		195	70	179%
Operating EBITDA	2,861	2,421	18%	15%	651	633	3%	4%
as % of net sales	19.7%	18.9%	0.8pp		18.0%	18.1%	(0.1pp )

Free cash flow after maintenance capital expenditures	1,101	958	15%		332	574	(42%)
Free cash flow	722	734	(2%)		227	496	(54%)

Total debt	8,555	10,598	(19%)		8,555	10,598	(19%)
Earnings (loss) of continuing operations per ADS	0.51	(0.91)	N/A		0.15	0.05	189%
Fully diluted earnings (loss) of continuing operations per ADS	0.51	(0.91)	N/A		0.15	0.05	189%
Average ADSs outstanding	1,495	1,498	(0%)		1,495	1,496	(0%)
Employees	45,870	41,667	10%		45,870	41,667	10%

This information does not include discontinued operations. Please see page 13 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the fourth quarter of 2021 reached US$3.6 billion, an increase of 5% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations, compared to the fourth quarter of 2020. Higher local currency prices in all regions contributed to top line growth.

Cost of sales, as a percentage of net sales, increased by 1.1pp during the fourth quarter of 2021 compared with the same period last year, from 68.8% to 69.9%. The increase was mainly driven by higher energy costs, as well as higher costs of raw materials and purchased cement.

Operating expenses, as a percentage of net sales decreased by 1.4pp during the fourth quarter of 2021 compared with the same period last year, from 21.4% to 20.0% mainly due to lower administrative, sales, distribution, and corporate expenses.

Operating EBITDA in the fourth quarter of 2021 reached US$651 million, increasing 4% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations. During the quarter, our EMEA and SCAC regions contributed favorably to EBITDA.

Operating EBITDA margin decreased by 0.1pp from 18.1% in the fourth quarter of 2020 to 18.0% this quarter.

Other expenses, net for the quarter were US$80 million, which mainly include impairment of assets and severance payments.

Controlling interest net income (loss) resulted in an income of US$195 million in the fourth quarter of 2021 versus an income of US$70 million in the same quarter of 2020. The improvement in net income primarily reflects lower financial expenses, a positive variation from financial instruments and foreign exchange results, and lower income tax.

2021 Fourth Quarter Results	Page 2

Operating results

Mexico

	January - December				Fourth Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	3,466	2,812	23%	17%	841	836	1%	3%
Operating EBITDA	1,163	931	25%	18%	243	268	(9%)	(8%)
Operating EBITDA margin	33.6%	33.1%	0.5pp		28.9%	32.1%	(3.2pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	8%	(4%)	8%	2%	12%	4%
Price (USD)	13%	7%	8%	5%	9%	3%
Price (local currency)	7%	9%	3%	7%	4%	5%

In Mexico, sales rose 17% in 2021, to a record level in peso terms. Top-line growth was driven by high single digit volume and pricing growth for cement and ready mix. During the year, bagged cement grew double digits supported by government social programs and record level remittances. Bagged volumes slowed in the second half of the year as the comps became more difficult and we moved out beyond the midterm elections.

The country continues to experience a pickup in the formal economy, and bulk cement and ready-mix volumes benefited from higher formal housing and industrial activity. The latter was supported by growth in manufacturing and warehouses, onshoring, as well as the buildout of logistic networks. While cement prices grew 9% during the quarter in local currency terms, the increase was not sufficient to compensate for rapidly escalating cost inflation in the second half of 2021, driven largely by energy.

United States

	January - December				Fourth Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	4,355	3,994	9%	9%	1,094	1,011	8%	8%
Operating EBITDA	762	747	2%	2%	174	186	(7%)	(7%)
Operating EBITDA margin	17.5%	18.7%	(1.2pp )		15.9%	18.4%	(2.5pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	6%	0%	8%	4%	1%	(1%)
Price (USD)	3%	6%	2%	5%	5%	9%
Price (local currency)	3%	6%	2%	5%	5%	9%

In the United States, strong volume performance and improved pricing led to high single-digit growth in sales in 2021. The region continued to enjoy strong demand across all products with most of our markets sold out. Activity continues to be driven mainly by the residential sector. Despite difficult prior year comps and winter weather in California, cement volumes during the quarter were flat, with ready-mix growing 4% and aggregates down 1%.

With the implementation of two rounds of price increases during the year, our cement prices were up 3% for 2021, 6% in the fourth quarter, and 7% point to point (from December to December). EBITDA grew 2% in the year, while our EBITDA margin declined mainly due to cost headwinds from energy and cement and clinker imports in the second half of 2021.

2021 Fourth Quarter Results	Page 3

Operating results

Europe, Middle East, Africa and Asia

	January - December				Fourth Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	4,825	4,376	10%	6%	1,197	1,181	1%	2%
Operating EBITDA	676	625	8%	4%	165	158	4%	5%
Operating EBITDA margin	14.0%	14.3%	(0.3pp )		13.8%	13.4%	0.4pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	1%	(5%)	3%	(2%)	3%	(1%)
Price (USD)	8%	10%	5%	2%	8%	1%
Price (local currency) (*)	5%	13%	1%	2%	3%	1%

In EMEA, top line annual growth of 6% was driven mainly by higher prices in Europe and Egypt, coupled with better volumes in most markets.

In Europe, we achieved record cement volumes in 2021, led by double-digit growth in the UK, with most markets above pre-COVID levels. Growth was supported by higher infrastructure and residential activity in Poland, France, and Spain. European cement prices in local currency terms rose 4% in 2021, supported by a second round of price increases in the second half of the year.

In the Philippines, cement volumes were up 7% in the year, with all sectors growing. Pricing in the Philippines has been improving gradually, with three consecutive quarters of growth. In fourth quarter, volumes were heavily impacted by a major typhoon in the central part of the country, which caused significant disruptions.

In Israel, construction activity was strong in the year, with average daily sales volumes for ready-mix growing double-digit, and low single digit for aggregates.

EBITDA for the EMEA region rose 4% in 2021 with a slight decline in EBITDA margin.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Fourth Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January – December				Fourth Quarter
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	1,567	1,349	16%	18%	391	383	2%	6%
Operating EBITDA	421	338	24%	25%	99	97	3%	3%
Operating EBITDA margin	26.9%	25.1%	1.8pp		25.4%	25.3%	0.1pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	13%	(1%)	10%	6%	(0%)	(13%)
Price (USD)	2%	3%	1%	(3%)	(0%)	3%
Price (local currency) (*)	5%	8%	2%	2%	1%	9%

Our South, Central America and the Caribbean region enjoyed a strong year in 2021. Net sales rose 18% on a like to like basis, the highest annual growth since 2012. While benefiting from an easy prior year comp due to severe lockdowns in the region in 2020, regional cement volumes grew 13% during the year and surpassed pre-pandemic levels. With volume growth and high-capacity utilization, the region experienced strong pricing momentum with cement prices up 8% in the fourth quarter. As a result of solid top line growth coupled with tight cost management, full-year EBITDA grew 25% and EBITDA margin expanded by approximately two percentage points.

In Colombia, full-year cement volumes grew 8% and were supported by housing, self-construction, and infrastructure projects. In the Dominican Republic, we experienced strong demand growth in 2021 with cement volumes up 22% on the back of a dynamic self-construction sector and the reactivation of delayed tourism projects.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Fourth Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - December			Fourth Quarter
	2021	2020	% var	2021	2020	% var
Operating earnings before other income and expenses, net	1,734	1,311	32%	366	342	7%
+ Depreciation and operating amortization	1,127	1,111		284	291

Operating EBITDA	2,861	2,421	18%	651	633	3%
- Net financial expense	574	715		123	173
- Maintenance capital expenditures	714	568		340	249
- Change in working capital	151	(113)		(268)	(453)
- Taxes paid	194	157		40	43
- Other cash items (net)	154	184		90	58
- Free cash flow discontinued operations	(28)	(48)		(6)	(12)

Free cash flow after maintenance capital expenditures	1,101	958	15%	332	574	(42%)
- Strategic capital expenditures	380	225		105	78

Free cash flow	722	734	(2%)	227	496	(54%)

In millions of U.S. dollars, except percentages.

During 2021 our operations generated US$1.1 billion dollars in free cash flow after maintenance capex, an increase of US$143 million versus the year before. This growth was driven primarily by higher EBITDA and savings on financial expenses. Our free cash flow was similar to 2020, as we increased the amount of strategic capex.

Free cash flow was primarily used to pay down debt during the year.

Information on debt

	Fourth Quarter			Third Quarter		Fourth Quarter
	2021	2020	% var	2021		2021	2020
Total debt (1)	8,555	10,598	(19%)	8,982	Currency denomination
Short-term	4%	4%		4%	U.S. dollar	83%	64%
Long-term	96%	96%		96%	Euro	8%	23%
Cash and cash equivalents	613	950	(36%)	869	Mexican peso	4%	4%

Net debt	7,942	9,648	(18%)	8,113	Other	5%	9%

Consolidated net debt (2)	7,921	10,186		8,092	Interest rate(3)
Consolidated leverage ratio (2)	2.73	4.13		2.80	Fixed	90%	83%
Consolidated coverage ratio (2)	5.99	3.82		5.31	Variable	10%	17%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under the 2021 Credit Agreement.
(3)	Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,005 million.

We had the largest reduction in our leverage ratio ever, a decline of 1.4x, and we ended the year with a ratio reaching 2.73 times. Net debt was reduced by $1.7 billion during the year.

In November, we closed a $3.25 billion dollars bank debt refinancing, with improved terms and conditions more reflective of an investment grade credit. The new bank debt is aligned with our Sustainability Linked Financing Framework.

As of year-end, 90% of our debt is fixed rate.

2021 Fourth Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - December				Fourth Quarter
				like-to-like				like-to-like
STATEMENT OF OPERATIONS	2021	2020	% var	% var	2021	2020	% var	% var
Net sales	14,547,734	12,813,996	14%	11%	3,618,235	3,496,962	3%	5%
Cost of sales	(9,874,366)	(8,691,909)	(14%)		(2,528,213)	(2,406,664)	(5%)

Gross profit	4,673,368	4,122,086	13%	17%	1,090,022	1,090,299	(0%)	(1%)
Operating expenses	(2,939,243)	(2,811,326)	(5%)		(723,794)	(748,119)	3%

Operating earnings before other income and expenses, net	1,734,124	1,310,759	32%	29%	366,227	342,179	7%	8%
Other expenses, net	(115,639)	(1,766,661)	93%		(80,350)	(25,763)	(212%)

Operating earnings	1,618,485	(455,901)	N/A		285,878	316,416	(10%)
Financial expense	(662,239)	(776,952)	15%		(135,575)	(177,867)	24%
Other financial income (expense), net	(78,471)	(119,769)	34%		(8,381)	(93,447)	91%
Financial income	22,159	20,239	9%		10,424	8,341	25%
Results from financial instruments, net	(5,106)	(16,059)	68%		(2,891)	263	N/A
Foreign exchange results	(37,218)	(2,663)	(1297%)		(2,604)	(25,914)	90%
Effects of net present value on assets and liabilities and others, net	(58,306)	(121,286)	52%		(13,310)	(76,137)	83%
Equity in gain (loss) of associates	53,923	49,370	9%		16,153	18,051	(11%)

Income (loss) before income tax	931,699	(1,303,252)	N/A		158,075	63,153	150%
Income tax	(144,743)	(44,659)	(224%)		81,408	20,307	301%

Profit (loss) of continuing operations	788,473	(1,347,800)	N/A		240,999	83,571	188%
Discontinued operations	(10,011)	(98,728)	90%		(36,746)	(10,389)	(254%)

Consolidated net income (loss)	778,462	(1,446,529)	N/A		204,253	73,183	179%
Non-controlling interest net income (loss)	25,349	20,703	22%		9,449	3,459	173%

Controlling interest net income (loss)	753,113	(1,467,231)	N/A		194,805	69,723	179%

Operating EBITDA	2,860,881	2,421,364	18%	15%	650,550	633,158	3%	4%
Earnings (loss) of continued operations per ADS	0.51	(0.91)	N/A		0.15	0.05	189%
Earnings (loss) of discontinued operations per ADS	(0.01)	(0.07)	90%		(0.02)	(0.01)	(254%)

	As of December 31
STATEMENT OF FINANCIAL POSITION	2021	2020	% var
Total assets	26,650,370	27,425,481	(3%)
Cash and cash equivalents	612,820	950,366	(36%)
Trade receivables less allowance for doubtful accounts	1,520,974	1,532,832	(1%)
Other accounts receivable	557,814	477,094	17%
Inventories, net	1,260,673	970,623	30%
Assets held for sale	140,639	187,410	(25%)
Other current assets	132,331	116,293	14%
Current assets	4,225,251	4,234,618	(0%)
Property, machinery and equipment, net	11,322,109	11,412,726	(1%)
Other assets	11,103,010	11,778,137	(6%)

Total liabilities	16,379,252	18,473,918	(11%)
Current liabilities	5,380,321	5,352,891	1%
Long-term liabilities	7,305,779	9,159,637	(20%)
Other liabilities	3,693,152	3,961,391	(7%)

Total stockholder’s equity	10,271,118	8,951,563	15%
Common stock and additional paid-in capital	7,810,104	7,893,304	(1%)
Other equity reserves and subordinated notes	(1,370,266)	(2,453,028)	44%
Retained earnings	3,387,423	2,634,310	29%
Non-controlling interest and perpetual instruments	443,856	876,977	(49%)

2021 Fourth Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter
				like-to-like				like-to-like
NET SALES	2021	2020	% var	% var	2021	2020	% var	% var
Mexico	3,465,715	2,811,801	23%	17%	840,549	835,587	1%	3%
U.S.A.	4,355,485	3,993,601	9%	9%	1,094,077	1,010,572	8%	8%
Europe, Middle East, Asia and Africa	4,825,402	4,375,836	10%	6%	1,197,201	1,180,953	1%	2%
Europe	3,349,146	2,967,307	13%	8%	813,196	795,712	2%	5%
Philippines	424,055	398,376	6%	6%	90,561	94,451	(4%)	1%
Middle East and Africa	1,052,202	1,010,153	4%	(0%)	293,444	290,790	1%	(3%)
South, Central America and the Caribbean	1,567,470	1,349,428	16%	18%	391,408	383,157	2%	6%
Others and intercompany eliminations	333,662	283,331	18%	21%	95,000	86,694	10%	13%

TOTAL	14,547,734	12,813,996	14%	11%	3,618,235	3,496,962	3%	5%

GROSS PROFIT
Mexico	1,702,899	1,437,590	18%	12%	369,716	414,926	(11%)	(9%)
U.S.A.	1,100,638	1,081,082	2%	2%	272,398	273,038	(0%)	(0%)
Europe, Middle East, Asia and Africa	1,224,510	1,133,349	8%	4%	298,417	292,821	2%	3%
Europe	880,756	776,979	13%	9%	217,357	204,819	6%	8%
Philippines	161,461	165,863	(3%)	(4%)	27,737	36,857	(25%)	(21%)
Middle East and Africa	182,293	190,508	(4%)	(9%)	53,322	51,144	4%	(0%)
South, Central America and the Caribbean	579,974	493,031	18%	19%	141,879	138,382	3%	4%
Others and intercompany eliminations	65,346	-22,966	N/A	N/A	7,612	-28,868	N/A	40%

TOTAL	4,673,368	4,122,086	13%	17%	1,090,022	1,090,299	(0%)	(1%)

OPERATING EARNINGS BEFORE OTHER INCOME AND EXPENSES, NET
Mexico	1,002,291	782,619	28%	21%	200,048	228,394	(12%)	(11%)
U.S.A.	312,356	306,999	2%	2%	65,881	74,680	(12%)	(12%)
Europe, Middle East, Asia and Africa	332,152	287,888	15%	12%	71,087	67,743	5%	4%
Europe	211,839	151,627	40%	36%	51,654	35,888	44%	45%
Philippines	73,856	71,742	3%	2%	9,164	13,419	(32%)	(31%)
Middle East and Africa	46,457	64,519	(28%)	(34%)	10,270	18,436	(44%)	(50%)
South, Central America and the Caribbean	340,307	252,667	35%	35%	79,305	74,472	6%	6%
Others and intercompany eliminations	-252,982	-319,414	21%	27%	-50,094	-103,111	51%	52%

TOTAL	1,734,124	1,310,759	32%	29%	366,227	342,179	7%	8%

2021 Fourth Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of Net Sales.

	January - December				Fourth Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2021	2020	% var	% var	2021	2020	% var	% var
Mexico	1,163,444	930,718	25%	18%	243,252	268,240	(9%)	(8%)
U.S.A.	761,986	746,799	2%	2%	174,253	186,381	(7%)	(7%)
Europe, Middle East, Asia and Africa	675,653	625,093	8%	4%	164,806	157,757	4%	5%
Europe	446,024	389,259	15%	10%	107,515	99,902	8%	9%
Philippines	113,644	117,798	(4%)	(5%)	18,116	24,763	(27%)	(24%)
Middle East and Africa	115,985	118,036	(2%)	(7%)	39,175	33,091	18%	13%
South, Central America and the Caribbean	420,870	338,087	24%	25%	99,328	96,824	3%	3%
Others and intercompany eliminations	-161,072	-219,333	27%	35%	-31,089	-76,044	59%	60%

TOTAL	2,860,881	2,421,364	18%	15%	650,550	633,158	3%	4%

OPERATING EBITDA MARGIN
Mexico	33.6%	33.1%			28.9%	32.1%
U.S.A.	17.5%	18.7%			15.9%	18.4%
Europe, Middle East, Asia and Africa	14.0%	14.3%			13.8%	13.4%
Europe	13.3%	13.1%			13.2%	12.6%
Philippines	26.8%	29.6%			20.0%	26.2%
Middle East and Africa	11.0%	11.7%			13.3%	11.4%
South, Central America and the Caribbean	26.9%	25.1%			25.4%	25.3%

TOTAL	19.7%	18.9%			18.0%	18.1%

2021 Fourth Quarter Results	Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter
	2021	2020	% var	2021	2020	% var
Consolidated cement volume (1)	66,970	63,153	6%	16,500	17,403	(5%)
Consolidated ready-mix volume	49,239	46,656	6%	12,542	12,412	1%
Consolidated aggregates volume (2)	136,995	132,063	4%	34,769	34,910	(0%)

Per-country volume summary

	January - December	Fourth Quarter	Fourth Quarter 2021 vs.
DOMESTIC GRAY CEMENT VOLUME	2021 vs. 2020	2021 vs. 2020	Third Quarter 2021
Mexico	8%	(4%)	4%
U.S.A.	6%	0%	(2%)
Europe, Middle East, Asia and Africa	1%	(5%)	(10%)
Europe	5%	9%	(9%)
Philippines	7%	(2%)	(16%)
Middle East and Africa	(16%)	(36%)	(3%)
South, Central America and the Caribbean	13%	(1%)	(2%)

READY-MIX VOLUME
Mexico	8%	2%	2%
U.S.A.	8%	4%	(3%)
Europe, Middle East, Asia and Africa	3%	(2%)	1%
Europe	4%	(0%)	(6%)
Philippines	N/A	N/A	N/A
Middle East and Africa	0%	(5%)	14%
South, Central America and the Caribbean	10%	6%	(1%)

AGGREGATES VOLUME
Mexico	12%	4%	2%
U.S.A.	1%	(1%)	(3%)
Europe, Middle East, Asia and Africa	3%	(1%)	(3%)
Europe	7%	1%	(6%)
Philippines	N/A	N/A	N/A
Middle East and Africa	(9%)	(6%)	12%
South, Central America and the Caribbean	(0%)	(13%)	1%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in UK.

2021 Fourth Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - December	Fourth Quarter	Fourth Quarter 2021 vs.
DOMESTIC GRAY CEMENT PRICE	2021 vs. 2020	2021 vs. 2020	Third Quarter 2021
Mexico	13%	7%	(3%)
U.S.A.	3%	6%	1%
Europe, Middle East, Asia and Africa (*)	8%	10%	(1%)
Europe (*)	8%	2%	(2%)
Philippines	(2%)	(1%)	0%
Middle East and Africa (*)	12%	37%	13%
South, Central America and the Caribbean (*)	2%	3%	1%

READY-MIX PRICE
Mexico	8%	5%	(1%)
U.S.A.	2%	5%	2%
Europe, Middle East, Asia and Africa (*)	5%	2%	(0%)
Europe (*)	6%	(2%)	(1%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	4%	8%	3%
South, Central America and the Caribbean (*)	1%	(3%)	(3%)

AGGREGATES PRICE
Mexico	9%	3%	(1%)
U.S.A.	5%	9%	1%
Europe, Middle East, Asia and Africa (*)	8%	1%	(3%)
Europe (*)	6%	(2%)	(3%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	12%	14%	(4%)
South, Central America and the Caribbean (*)	(0%)	3%	(5%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Fourth Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - December	Fourth Quarter	Fourth Quarter 2021 vs.
DOMESTIC GRAY CEMENT PRICE	2021 vs. 2020	2021 vs. 2020	Third Quarter 2021
Mexico	7%	9%	0%
U.S.A.	3%	6%	1%
Europe, Middle East, Asia and Africa (*)	5%	13%	2%
Europe (*)	4%	5%	1%
Philippines	(2%)	3%	1%
Middle East and Africa (*)	11%	37%	13%
South, Central America and the Caribbean (*)	5%	8%	2%

READY-MIX PRICE
Mexico	3%	7%	2%
U.S.A.	2%	5%	2%
Europe, Middle East, Asia and Africa (*)	1%	2%	0%
Europe (*)	2%	1%	2%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	(1%)	3%	0%
South, Central America and the Caribbean (*)	2%	2%	(1%)

AGGREGATES PRICE
Mexico	4%	5%	2%
U.S.A.	5%	9%	1%
Europe, Middle East, Asia and Africa (*)	3%	1%	(2%)
Europe (*)	1%	(1%)	(0%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	6%	8%	(6%)
South, Central America and the Caribbean (*)	1%	9%	(4%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 Fourth Quarter Results	Page 12

Other information

Operating Expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - December		Fourth Quarter
In thousands of US dollars	2021	2020	2021	2020
Administrative expenses	836,790	923,111	212,094	247,310
Selling expenses	274,404	280,029	72,616	74,300
Distribution and logistic expenses	1,636,802	1,412,686	396,927	374,911
Operating expenses before depreciation	2,747,996	2,615,826	681,637	696,521
Depreciation in operating expenses	191,248	195,499	42,158	51,599
Operating expenses	2,939,244	2,811,326	723,794	748,119
As % of Net Sales
Administrative expenses	5.8%	7.2%	5.9%	7.1%
SG&A expenses	7.6%	9.4%	7.9%	9.2%

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,708,429,449

End-of-quarter outstanding CPO-equivalents	14,708,429,449

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of December 31, 2021 were 20,541,277.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Fourth Quarter				Third Quarter
	2021		2020		2021
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,761	9	741	(42)	1,006	5
Equity related derivatives (2)	—	—	27	3	—	—
Interest rate swaps (3)	1,005	(18)	1,334	(47)	1,322	(23)
Fuel derivatives (4)	145	30	128	5	67	40
	2,911	21	2,230	(81)	2,395	22

(1)	Exchange rate derivatives to manage currency exposures arising from regular operations and forecasted transactions. As of December 31, 2021, it includes a notional of $1,511 of net investment hedge.
(2)	Equity derivatives related with forwards, net of cash collateral, over the shares of GCC, S.A.B. de C.V.
(3)	Interest-rate swap derivatives related to bank loans.
(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of December 31, 2021, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$21 million.

2021 Fourth Quarter Results	Page 13

Other information

Assets held for sale and discontinued operations

On December 29, 2021, CEMEX signed an agreement with certain affiliates of Cementos Progreso Holdings, S.L. for the sale of its operations in Costa Rica and El Salvador, for a total consideration of $335 subject to final adjustments. The assets for divestment consist of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. The transaction is subject to satisfaction of closing conditions in Costa Rica and El Salvador, including approvals by competition authorities. CEMEX currently expects to finalize this transaction during the first half of 2022. As of December 31, 2021, the assets and liabilities associated with these operations were presented in the Statement of Financial Position within the line items of “Assets and liabilities directly related to assets held for sale”. CEMEX’s results of operations for these assets for the years ended December 31, 2021 and 2020 are reported in the Statements of Operations, net of income tax, in the single line item “Discontinued operations.”

On July 9, 2021, CEMEX concluded the sale of its white cement business to Çimsa Çimento Sanayi Ve Ticaret A.Ş. agreed in March 2019 for a price of approximately US$155 million. Assets sold include CEMEX’s Buñol cement plant in Spain and its white cement business outside Mexico and the U.S. CEMEX’s Statements of Operations for the years ended December 31, 2021 and 2020 include the operations of these assets in Spain from January 1 to July 9, 2021 and the year 2020, and are reported net of income tax in the single line item “Discontinued operations,” including an allocation of goodwill of US$41 million.”

On March 31, 2021, CEMEX sold 24 concrete plants and one aggregates quarry in France to LafargeHolcim for approximately US$44 million. These assets are located in the Rhone Alpes region in the Southeast of France, east of CEMEX´s Lyon operations, which CEMEX retained. CEMEX’s Statements of Operations for the years ended December 31, 2021 and 2020 include the operations of these assets in France for the three-month period ended March 31, 2021 and the year 2020 and are reported net of income tax in the single line item “Discontinued operations.”

On August 3, 2020, CEMEX closed the sale of certain assets to Breedon Group plc for approximately US$230 million, including approximately US$30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. After completion of this divestiture, CEMEX maintained a significant footprint in key operating geographies in the United Kingdom related to the production and sale of cement, ready-mix, aggregates, asphalt, and paving solutions, among others. CEMEX’s Statement of Operations for the year ended December 31, 2020, include the operations related to this segment from January 1 to August 3, 2020 and are reported net of income tax in the single line item “Discontinued operations,” including an allocation of goodwill of US$47 million.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for US$665 million. The share of proceeds to CEMEX from this transaction was US$499 million before transactional and other costs and expenses. The assets divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s Statement of Operations for the year ended December 31, 2020 includes the operations related to this segment from January 1 to March 6, 2020 net of income tax in the single line item “Discontinued operations.”

The following table presents condensed combined information of the Statements of Operations of CEMEX’s discontinued operations, previously mentioned, in: a) Costa Rica and El Salvador for the years ended December 31, 2021 and 2020; b) Spain related to the white cement business for the period from January 1 to July 9, 2021 and the year ended December 31, 2020; c) the southeast of France for the three-month period ended March 31, 2021 and the year ended December 31, 2020; d) the United Kingdom for the period from January 1 to August 3, 2020; and e) the United States related to Kosmos for the period from January 1 to March 6, 2020:

STATEMENT OF OPERATIONS	Jan-Dec		Fourth Quarter
(Millions of U.S. dollars)	2021	2020	2021	2020
Sales	185	346	36	53
Cost of sales, operating expenses, and other expenses	(162)	(326)	(31)	(49)
Interest expense, net, and others	11	9	7	(3)

Income before income tax	34	29	12	1

Income tax	(40)	(83)	(27)	—

Income from discontinued operations	(6)	(54)	(15)	1

Net gain on sale	(4)	(45)	(22)	(11)

Income from discontinued operations	(10)	(99)	(37)	(10)

Other significant transactions

In connection with CO2 emission allowances (the “Allowances”)in the European Union under the European Union’s Emissions Trading System (“EU ETS”), considering CEMEX’s estimates of being ahead of its then current 35% reduction goals in CO2 emissions by year 2030 versus its 1990 baseline across all of CEMEX’s cement plants in Europe and the expected delivery of net-zero CO2 concrete for all products and geographies by year 2050, as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, during the second half of March 2021, in different transactions, CEMEX sold 12.3 million Allowances for approximately €509 million (approximately US$600 million) that CEMEX had accrued at the end of Phase III of compliance under the EU ETS as of December 31, 2020. This sale was recognized in the year ended December 31, 2021 as part of the line item “Other expenses, net”. As of the date of this report, CEMEX believes it still retains sufficient Allowances to cover the requirements of its operations in Europe until at least the end of 2025 under Phase IV of the EU ETS, which commenced on January 1, 2021 and will last until December 31, 2030. CEMEX considers this transaction will improve its ability to further address the investments required to achieve its reductions goals, which include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of ground breaking hydrogen technology in all CEMEX’s European kilns. CEMEX is also working closely with alliances to develop industrial scale technologies towards its goal of a net zero carbon future.

2021 Fourth Quarter Results	Page 14

Other information

Issuance of Subordinated Notes without Fixed Maturity

On June 8, 2021, CEMEX, S.A.B. de C.V. successfully closed the issuance of US$1.0 billion of its 5.125% Subordinated Notes with no Fixed Maturity (the “Subordinated Notes”). CEMEX used the proceeds from the Subordinated Notes to redeem in full in June 2021 all outstanding series of perpetual debentures previously issued by consolidated special purpose vehicles for an aggregate amount of approximately US$447 million and for other general corporate purposes, including the repayment of other indebtedness. The perpetual debentures were accounted as part of CEMEX’s non-controlling interest in equity.

Considering the overall characteristics of the Subordinated Notes, including that they do not have contractual repayment date and do not meet the definition of a financial liability under IFRS, CEMEX accounts for its Subordinated Notes as equity instruments in the line item “Other equity reserves and subordinated notes without fixed maturity.” As of September 30, 2021, such line item includes the proceeds from the issuance of Subordinated Notes net of issuance costs for a total of US$994 million.

Impairment of property, plant and equipment, goodwill and other intangible assets in 3Q21 and 3Q20

During the third quarter of 2021, rising input cost inflation and higher freight and supply chain disruptions led to a confirmation of impairment indicators in Spain, the United Arab Emirates (“UAE”) and other businesses. As a result, we recognized a non-cash aggregate goodwill impairment charge of approximately US$440 million comprised of, approximately, $317 million related to our business in Spain, $96 million related to our business in UAE, and $27 million related to our IT business segment due to a reorganization. The impairment of goodwill in Spain and the UAE in 2021 resulted from an excess of the net book value of such businesses versus the discounted cash flow projections as of September 30, 2021 related to these reporting segments.

In addition, during the third quarter of 2021 we recognized non-cash impairment charges of intangible assets due to a technological revamp of certain internal use software of $49 million.

As previously disclosed, during the third quarter of 2020, we recognized a non-cash aggregate impairment charge of approximately US$1.5 billion, of which approximately US$1.02 billion related to our business in the U.S. and approximately US$480 million related to several assets, both cases due to the lack of visibility and uncertainty associated with the COVID-19 Pandemic.

These non-cash charges recognized during the third quarter of 2021 and 2020 did not impact our liquidity, Operating EBITDA and cash taxes payable, nevertheless our total assets, net income (loss) and equity were affected in each quarter.

2021 Fourth Quarter Results	Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX’s operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa. Asia subregion includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter
	2021 Average	2020 Average	2021 Average	2020 Average	2021 End of period	2020 End of period
Mexican peso	20.43	21.58	20.83	20.42	20.50	19.89
Euro	0.8467	0.8736	0.8735	0.837	0.8789	0.8183
British pound	0.7262	0.7758	0.7386	0.7522	0.7395	0.7313

Amounts provided in units of local currency per U.S. dollar.

2021 Fourth Quarter Results	Page 16

Disclaimer

Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in our public filings. Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and urbanization solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2021 Fourth Quarter Results	Page 17